Mail Stop 4561

March 4, 2010

Curtis E. DeWalt
Senior Vice President and Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard, Suite 200
Irvine, CA 92612

> **Re:** **Autobytel Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 2, 2010**
> **File No. 000-22239**

Dear Mr. DeWalt:

We have reviewed your filing and have the following comments. In our comments we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 2, 2010

1. We note your disclosure that the company will correct the misstatement in its financial statements for the quarterly periods ended June 30, 2009 and September 30, 2009 and include these corrected financial statements in its Form 10-K for the fiscal year ended December 31, 2009. Please describe for us the basis for concluding that you do not need to file amended Forms 10-Q for the impacted quarters. In your response tell us how you considered that the presentation of restated quarterly data provided on page F-23 of your December 31, 2009 Form 10-K filed March 4, 2010 includes summarized and condensed financial statements of the impacted periods and not the full restated financial statements for the periods that you concluded should not be relied upon. We also note that the Form 10-K disclosure does not address changes to financial statement Note 7 regarding discontinued operations as presented in your June 30, 2009 and September 30, 2009 Forms 10-Q.

2.   Please tell us how considered whether the disclosures provided pursuant to Item 307 of Regulation S-K in your June 30, 2009 and September 30, 2009 Forms 10-Q need to be modified, supplemented or corrected in order to explain whether management's previously discussed conclusions regarding the effectiveness of disclosure controls and procedures continue to be appropriate in light of your conclusion that the financial statements for the periods ended June 30, 2009 and September 30, 2009 should not be relied upon.

* * * * *

Please respond to these comments within five business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call Joyce Sweeney, Staff Accountant, at (202) 551-3449.

Sincerely,

Patrick Gilmore
Accounting Branch Chief